UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25)

Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON

	Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #3, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #1, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C and the Charles F. Dolan 2009 Revocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		18,777,273

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,798,460

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,777,273

WITH	10.	SHARED DISPOSITIVE POWER

		16,798,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,575,733

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.8%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 22,056,668 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON

	Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1, the Helen A. Dolan 2009 Grantor Retained Annuity Trust #2, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #1, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C and the Helen A. Dolan 2009 Revocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		7,800,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,775,733

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,800,000

WITH	10.	SHARED DISPOSITIVE POWER

		27,775,733

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,575,733

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.8%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON James L. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,040,450

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,907,820

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,040,450

WITH	10.	SHARED DISPOSITIVE POWER

		3,907,820

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,949,892

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 50,646,417 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Thomas C. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		184,568

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,867,381

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		184,568

WITH	10.	SHARED DISPOSITIVE POWER

		3,867,381

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,051,949

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 50,646,417 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Patrick F. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		158,695

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,742,747

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		158,695

WITH	10.	SHARED DISPOSITIVE POWER

		3,742,747

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,899,342

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14.	TYPE OF REPORTING PERSON

	IN
* Excludes 50,810,188 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON

	Kathleen M. Dolan, individually and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		207,943

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,959,705

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		207,943

WITH	10.	SHARED DISPOSITIVE POWER

		22,959,705

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,172,648

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.7%

14.	TYPE OF REPORTING PERSON

	IN
* Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 32,297,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Marianne Dolan Weber

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		40,700

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,757,164

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,700

WITH	10.	SHARED DISPOSITIVE POWER

		3,757,164

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,797,864

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14.	TYPE OF REPORTING PERSON

	IN
* Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,791,043 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Deborah A. Dolan-Sweeney

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		19,330

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,008,308

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,330

WITH	10.	SHARED DISPOSITIVE POWER

		4,008,308

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,027,638

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14.	TYPE OF REPORTING PERSON

	IN
* Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,678,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,814,110

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		7,814,110

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,814,110

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14.	TYPE OF REPORTING PERSON

	IN
* Excludes 46,864,227 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trusts

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,210,594

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,837,110

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,210,594

WITH	10.	SHARED DISPOSITIVE POWER

		7,837,110

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,047,704

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 46,864,227 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		382,006

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,754,190

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		382,006

WITH	10.	SHARED DISPOSITIVE POWER

		7,754,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,136,196

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.2%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 46,970,493 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		8,350

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,622,045

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,350

WITH	10.	SHARED DISPOSITIVE POWER

		7,622,045

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,630,396

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 47,083,209 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		16,750

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,631,736

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,750

WITH	10.	SHARED DISPOSITIVE POWER

		7,631,736

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,648,486

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14.	TYPE OF REPORTING PERSON

	IN
*Excludes 47,134,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Kathleen M. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,867,380

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,380

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,380

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 50,678,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,867,380

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,380

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,380

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 50,678,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Marianne Dolan Weber

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,754,664

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,754,664

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,754,664

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 50,791,043 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Patrick F. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,735,519

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,735,519

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,735,519

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 50,810,188 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO Thomas C. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,867,381

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,381

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,381

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 50,646,417 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan Children Trust FBO James L. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		3,867,381

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,867,381

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,867,381

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 50,646,417 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO James L. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,534,185

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,534,185

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,534,185

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 52,873,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,534,185

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,534,185

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,534,185

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 52,873,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,206,185

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,206,185

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,206,185

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 53,201,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,234,185

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,234,185

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,234,185

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 53,173,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		1,486,185

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,486,185

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,486,185

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 52,921,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		814,185

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		814,185

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	814,185

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 53,593,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Ryan Dolan 1989 Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		60,627

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,627

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,627

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 54,293,624 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles Dolan 1989 Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		60,627

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,627

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,627

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 54,293,624 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Tara Dolan 1989 Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		60,627

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,627

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,627

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 54,293,624 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		5,197,939

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,197,939

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,197,939

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 49,156,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		4,944,961

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,944,961

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,944,961

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14.	TYPE OF REPORTING PERSON

	OO
* Excludes 49,409,290 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		4,364,659

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,364,659

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,364,659

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%

14.	TYPE OF REPORTING PERSON

	OO
* Excludes 49,989,592 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,739,750

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,739,750

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,739,750

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14.	TYPE OF REPORTING PERSON

	OO
*Excludes 51,614,501 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,661,750

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,661,750

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,661,750

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14.	TYPE OF REPORTING PERSON

	OO
* Excludes 51,692,501 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1.	NAME OF REPORTING PERSON Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	00 — See Item 3 of Statement

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7.	SOLE VOTING POWER

NUMBER OF		2,398,500

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,398,500

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,398,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%

14.	TYPE OF REPORTING PERSON

	OO
* Excludes 51,955,751 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

Amendment No. 25 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C (the “CFD 2010 GRAT #6C”), Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C (the “CFD 2010 GRAT #7C”), Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C (the “CFD 2010 GRAT #8C”), Charles F. Dolan 2008 Grantor Retained Annuity Trust #2 (the “CFD 2008 GRAT #2”), Charles F. Dolan 2009 Grantor Retained Annuity Trust #1 (the “CFD 2009 GRAT #1”), Charles F. Dolan 2009 Grantor Retained Annuity Trust #2 (the “CFD 2009 GRAT #2”), Charles F. Dolan 2009 Grantor Retained Annuity Trust #3 (the “CFD 2009 GRAT #3”), Charles F. Dolan 2010 Grantor Retained Annuity Trust #1 (the “CFD 2010 GRAT #1”), and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C (the “HAD 2010 GRAT #6C), Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C (the “HAD 2009 GRAT #7C”), Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C (the “HAD 2010 GRAT #8C”), Helen A. Dolan 2009 Grantor Retained Annuity Trust #1 (the “HAD 2009 GRAT #1”), Helen A. Dolan 2009 Grantor Retained Annuity Trust #2 (the “HAD 2009 GRAT #2”), Helen A. Dolan 2010 Grantor Retained Annuity Trust #1 (the “HAD 2010 GRAT #1”), and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts,” and individually, a “Dolan Children Trust”) and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); David M. Dolan, as a Trustee of the 2009 Family Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trust FBO Kathleen M. Dolan and the Dolan Children Trust FBO James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trust FBO Marianne Dolan Weber and the Dolan Children Trust FBO Thomas C. Dolan; and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and the Dolan Children Trust FBO Patrick F. Dolan; Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan); Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 GRAT #6C; CFD 2010 GRAT #7C; CFD 2010 GRAT #8C; HAD 2010 GRAT #6C; HAD 2010 GRAT #7C; and HAD 2010 GRAT #8C (collectively, the “Reporting Persons”).
          The Schedule 13D (the “Schedule”) filed by the original Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, Amendment No. 21 filed on November 7, 2007, Amendment No. 22 filed on August 1, 2008, Amendment No. 23 filed on December 8, 2008 and Amendment No. 24 filed on February 10, 2010, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 25.

Item 2	Identity and Background.
The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:
(a) The names of the Reporting Persons who are group members (the “Group Members”) are: Charles F. Dolan, individually and as Trustee of the CFD 2010 GRAT #6C, CFD 2010 GRAT #7C, CFD 2010 GRAT #8C and the CFD 2009 Trust; Helen A. Dolan, individually and as Trustee of the HAD 2010 GRAT #6C, HAD 2010 GRAT #7C, HAD 2010 GRAT #8C and the HAD 2009 Trust; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Children Trusts, and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the 2009 Family Trusts; David M. Dolan, as a Trustee of the 2009 Family Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; 2009 Family Trust FBO James L. Dolan; 2009 Family Trust FBO Thomas C. Dolan; 2009 Family Trust FBO Patrick F. Dolan; 2009 Family Trust FBO Kathleen M. Dolan; 2009 Family Trust FBO Marianne Dolan Weber; 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan); Ryan Dolan 1989 Trust; Tara Dolan 1989 Trust; CFD 2010 GRAT #6C; CFD 2010 GRAT #7C; CFD 2010 GRAT #8C; HAD 2010 GRAT #6C; HAD 2010 GRAT #7C; and HAD 2010 GRAT #8C.
     The disclosure in Item 2 is hereby amended by amending and restating parts (b), (c) and (f) thereof as follows:
     (b) Except as indicated below, the business address of each Group Member is:
     Individuals:
c/o William A. Frewin
Dolan Family Office
340 Crossways Park Drive
Woodbury, New York 11797
     Trusts:
Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras , PO Box 420, Oyster Bay, New York 11771.
Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras , PO Box 420, Oyster Bay, New York 11771.
2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
Charles Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Charles P. Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras , PO Box 420, Oyster Bay, New York 11771.
Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of Knickerbocker Group LLC, attention: Kerrie Juras , PO Box 420, Oyster Bay, New York 11771.
Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 GRAT #6C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
CFD 2010 GRAT #7C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 GRAT #8C is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2010 GRAT #6C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2010 GRAT #7C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
HAD 2010 GRAT #8C is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and has an address of Dolan Family Office, attention: William A. Frewin, 340 Crossways Park Drive, Woodbury, New York 11797.
(c) Charles F. Dolan is the Chairman of Cablevision Systems Corporation (the “Issuer”) and a director of Madison Square Garden, Inc. (“MSG”). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Charles F. Dolan is the Trustee of the CFD 2010 GRAT #6C, the CFD 2010 GRAT #7C, the CFD 2010 GRAT #8C and the CFD 2009 Trust.
Helen A. Dolan is the Trustee of the HAD 2010 GRAT #6C, the HAD 2010 GRAT #7C, the HAD 2010 GRAT #8C and the HAD 2009 Trust.
James L. Dolan is the President and Chief Executive Officer and a director of the Issuer and a director and Executive Chairman of MSG. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. His wife, Kristin A. Dolan is a director of MSG. His business address is Knickerbocker Group LLC, attention: Kerrie Juras, PO Box 420, Oyster Bay, New York 11771.
Thomas C. Dolan is the Executive Vice President — Strategy and Development, Office of the Chairman, and a director of the Issuer and a director of MSG. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
Patrick F. Dolan is a director of the Issuer, and is a director and an officer of a number of subsidiaries of Rainbow Media Group, a subsidiary of the Issuer, including News 12 Networks, of which he is the President. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
Kathleen M. Dolan is a teacher and a director of the Issuer. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. She is a Trustee of the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.
Marianne Dolan Weber is the Chair of the Dolan Family Foundation and the Dolan Children’s Foundation and a director of the Issuer and a director of MSG. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Deborah A. Dolan-Sweeney.

Deborah A. Dolan-Sweeney is a director of the Issuer and a director of MSG. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber. Her husband, Brian G. Sweeney, is Senior Vice President eMedia, a director of the Issuer and a director of MSG.
Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-Trustee of the 2009 Family Trusts.
David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank. He is a first cousin of Charles F. Dolan. He is a co-Trustee of the 2009 Family Trusts.
Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is the President of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan.
Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is an attorney and is a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan.
Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan.
(d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) All individual Group Members are citizens of the United States. Group Members that are trusts are organized in the jurisdiction set forth in Item 2(b).

Item 3	Source and Amount of Funds or Other Consideration
     The disclosure in Item 3 is hereby amended by adding the following at the end thereof:
     The CFD 2010 GRAT #6C, CFD 2010 GRAT #7C and CFD 2010 GRAT #8C (collectively, the “New CFD GRATs”) were each formed by Charles F. Dolan on July 1, 2010 and given the number of shares of the Issuer’s Class B Common Stock indicated as owned by the trust in Item 5 of this Amendment No 25 to the Schedule 13D. Charles F. Dolan received the shares of the Issuer’s Class B Common Stock given to the New CFD GRATs from pre-existing grantor retained annuity trusts (the “ Old CFD GRATs”) of which Mr. Dolan is settlor, trustee and beneficiary, in exchange for promissory notes.
     The HAD 2010 GRAT #6C, HAD 2010 GRAT #7C and HAD 2010 GRAT #8C (collectively, the “New HAD GRATs” and together with the New CFD GRATs, the “New GRATs”) were each formed by Helen A. Dolan on July 1, 2010 and given the number of shares of the Issuer’s Class B Common Stock indicated as owned by the trust in Item 5 of this Amendment No. 25 to the Schedule 13D. Helen A. Dolan received the shares of the Issuer’s Class B Common Stock given to the New HAD GRATs from pre-existing grantor retained annuity trusts (the “Old HAD GRATs”) of which Mrs. Dolan is the settlor, trustee and beneficiary, in exchange for promissory notes.

Item 4	Purpose of Transaction
     The disclosure in Item 4 is hereby amended by adding the following to the end thereof:
     On November 19, 2010, the Group Members entered into a Second Amended and Restated Class B Stockholders Agreement (the “2nd A&R Class B Stockholders Agreement”), which is filed as Exhibit 47 to this Schedule 13D, which amended and restated the A&R Class B Stockholders Agreement to make certain technical changes to the A&R Class B Stockholders Agreement.
     Charles F. Dolan, as settlor of the Old CFD GRATs, and Helen A. Dolan, as settlor of the Old HAD GRATs, (collectively, the “Old GRATs”) exercised their rights under the Old GRATs to substitute assets for shares of Class B Common Stock held in the Old GRATs and substituted promissory notes for such shares. The substitution of the notes for shares of Class B Common Stock in the Old GRATs, and the formation of and contribution of shares to the New GRATs, were made in connection with estate planning for Charles F. Dolan and Helen A. Dolan.
     Charles F. Dolan intends to make gifts of shares of Class A and Class B Common Stock prior to the end of 2010, including gifts to persons who may be Group Members. In addition, James L. Dolan intends to purchase shares of Class B Common Stock from the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) prior to the end of 2010.

Item 5	Interest in Securities of the Issuer
     The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:
(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 63,083,807 shares of Class A Common Stock as a result of their beneficial ownership of (i) 8,729,555.72 shares of Class A Common Stock (including 965,000 shares of restricted stock, 46,449 restricted stock units and options to purchase 2,353,267 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 54,354,251 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 54,354,251 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the A&R Class B Stockholders Agreement (see Item 6 below). Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 35,575,733 shares of Class A Common Stock, including (i) 2,065,983 shares of Class A Common Stock (including 403,900 shares of restricted stock), (ii) options to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 32,297,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 18,777,273 shares of Class A Common Stock (including 153,647 shares of Class A Common Stock owned of record personally, 403,900 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 17,007,559 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,500,000 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 5,197,939 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #6C, 4,944,961 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #7C and 4,364,659 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #8C) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 16,798,460 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 15,290,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,739,750 shares of Class B Common Stock owned by the HAD 2010 GRAT #6C, 2,661,750 shares of Class B Common Stock owned by the HAD 2010 GRAT #7C, 2,398,500 shares of Class B Common Stock owned by the HAD 2010 GRAT #8C and 7,490,024 shares of Class B Common Stock owned by the 2009 Family Trusts). He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 15,290,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,739,750 shares of Class B Common Stock owned by the HAD 2010 GRAT #6C, 2,661,750 shares of Class B Common Stock owned by the HAD 2010 GRAT #7C, 2,398,500 shares of Class B Common Stock owned by the HAD 2010 GRAT #8C, and 7,490,024 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 35,575,733 shares of Class A Common Stock, including (i) 2,065,983 shares of Class A Common Stock (including 403,900 shares of restricted stock), (ii) options to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 32,297,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 2,739,750 shares of Class B Common Stock owned by the HAD 2010 GRAT #6C, 2,661,750 shares of Class B Common Stock owned by the HAD 2010 GRAT #7C and 2,398,500 shares of Class B Common Stock owned by the HAD 2010 GRAT #8C, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 27,775,733 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation; 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts; 153,647 shares of Class A Common Stock, 403,900 shares of restricted stock and options to purchase 1,212,167 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan; and 24,497,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,500,000 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 5,197,939 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #6C, 4,944,961 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #7C, 4,364,659 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #8C and 7,490,024 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 153,647 shares of Class A Common Stock, 403,900 shares of restricted stock and options to purchase 1,212,167 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 24,497,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,500,000 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 5,197,939 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #6C, 4,944,961 shares of Class B

Common Stock owned of record by the CFD 2010 GRAT #7C, 4,364,659 shares of Class B Common Stock owned of record by the CFD 2010 GRAT #8C and 7,490,024 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 5,949,892 shares of Class A Common Stock, including (i) 1,109,248 shares of Class A Common Stock (including 426,300 shares of restricted stock), (ii) options to purchase 1,106,100 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.4% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,040,450 shares of Class A Common Stock (including 526,250 shares of Class A Common Stock owned of record personally, 8,500 shares of Class A Common Stock held as custodian for one or more minor children, 399,600 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,106,100 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 196,406 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned jointly with his spouse, 26,700 shares of restricted stock owned of record personally by his spouse, 5,159 shares of Class A Common Stock owned of record by members of his household, and 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 8,500 shares of Class A Common Stock held as custodian for one or more minor children, 5,159 shares of Class A Common Stock owned of record by members of his household, 26,700 shares of restricted stock owned of record personally by his spouse and 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Thomas C. Dolan may be deemed to beneficially own 4,051,949 shares of Class A Common Stock, including 344,115 shares of Class A Common Stock (including 59,400 shares of restricted stock) and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 184,568 shares of Class A Common Stock (including 59,400 shares of restricted stock) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,899,342 shares of Class A Common Stock, including (i) 345,379 shares of Class A Common Stock (including 37,700 shares of restricted stock), (ii) options to purchase 12,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 158,695 shares of Class A Common Stock (including

103,995 shares of Class A Common Stock, 37,700 shares of restricted stock, and options to purchase 12,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 5,000 shares of Class A Common Stock held as custodian for one or more minor children) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 198,684 shares of Class A Common Stock (including 5,000 shares owned jointly with his spouse and 2,228 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee) and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 5,000 shares of Class A Common Stock held as custodian for one or more minor children, 2,228 shares of Class A Common Stock held by the Mucci Trust, and 191,456 shares of Class A Common Stock and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 23,172,648 shares of Class A Common Stock, including (i) 1,115,980 shares of Class A Common Stock (including 14,681 restricted stock units) and (ii) 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 207,943 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock and 14,681 restricted stock units owned of record personally, 5,000 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,089,918 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned jointly with her former spouse and an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts) and an aggregate of 21,874,787 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts. She disclaims beneficial ownership of 5,000 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B owned of record by the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,797,864 shares of Class A Common Stock, including (i) 226,656 shares of Class A Common Stock (including 21,319 restricted stock units), (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,700 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock, 21,319 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 2,500 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 193,956 shares of Class A Common Stock (including 2,500 shares of Class A Common Stock owned personally by her spouse, and 191,456 shares of Class A Common

Stock owned by the Dolan Children Trust for her benefit) and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 2,500 shares of Class A Common Stock held as custodian for a minor child, 2,500 shares of Class A Common Stock owned of record by her spouse, and 191,456 shares of Class A Common Stock and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 4,027,638 shares of Class A Common Stock, including (i) 336,714 shares of Class A Common Stock (including 37,700 shares of restricted stock and 10,449 restricted stock units), (ii) options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 19,330 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock and 10,449 restricted stock units owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 325,054 shares of Class A Common Stock (including 72,228 shares of Class A Common Stock, 37,700 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 16,000 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit) and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 72,228 shares of Class A Common Stock, 37,700 shares of restricted stock and options to purchase 15,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 16,000 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,814,110 shares of Class A Common Stock, including (i) 324,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,814,110 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned with his spouse, an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 9,047,704 shares of Class A Common Stock, including (i) 1,557,680 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.6% of the shares of

Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,210,594 shares of Class A Common Stock (including 13,771 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,837,110 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned jointly with his spouse, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Paul J. Dolan may be deemed to beneficially own an aggregate of 8,136,196 shares of Class A Common Stock, including (i) 752,438 shares of Class A Common Stock, and (ii) 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 382,006 shares of Class A Common Stock (including 16,236 shares of Class A Common Stock held as custodian for one or more minor children and 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,754,190 shares of Class A Common Stock (including 19,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 16,236 shares of Class A Common Stock held as custodian for one or more minor children, 365,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,630,395 shares of Class A Common Stock, including (i) 359,353 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,350 shares of Class A Common Stock (including 4,900 shares of Class A Common Stock owned of record personally and 3,450 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock (including an aggregate of 351,003 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan

Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 3,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,622,045 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Mary S. Dolan may be deemed to beneficially own an aggregate of 7,648,486 shares of Class A Common Stock, including (i) 428,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 16,750 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,631,736 shares of Class A Common Stock (including 28,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan. She disclaims beneficial ownership of 16,750 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 3,867,380 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,754,664 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,735,519 shares of Class A Common Stock, including (i) 191,456 shares of Class A Common Stock and (ii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 3,867,381 shares of Class A Common Stock, including (i) 159,547 shares of Class A Common Stock and (ii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,534,185 shares of Class A Common Stock, including (i) 53,181 shares of Class A Common Stock and (ii) 1,481,004 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 1,534,185 shares of Class A Common Stock, including (i) 53,181 shares of Class A Common Stock and (ii) 1,481,004 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,206,185 shares of Class A Common Stock, including (i) 53,181 shares of Class A Common Stock and (ii) 1,153,004 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,234,185 shares of Class A Common Stock, including (i) 53,181 shares of Class A Common Stock and (ii) 1,181,004 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 1,486,185 shares of Class A Common Stock, including (i) 53,181 shares of Class A Common Stock and (ii) 1,433,004 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.
The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 814,185 shares of Class A Common Stock, including (i) 53,181 shares of Class A Common Stock and (ii) 761,004 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. David M. Dolan and Lawrence J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.
The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock, including 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.
The Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock, including 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.
The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 60,627 shares of Class A Common Stock, including 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 29 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C may be deemed to beneficially own an aggregate of 5,197,939 shares of Class A Common Stock, including 5,197,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 30 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C may be deemed to beneficially own an aggregate of 4,944,961 shares of Class A Common Stock, including 4,944,961 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 31 of this Schedule 13D is hereby incorporated by reference.
The Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C may be deemed to beneficially own an aggregate of 4,364,659 shares of Class A Common Stock, including 4,364,659 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 32 of this Schedule 13D is hereby incorporated by reference.
The Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C may be deemed to beneficially own an aggregate of 2,739,750 shares of Class A Common Stock, including 2,739,750 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.
The Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C may be deemed to beneficially own an aggregate of 2,661,750 shares of Class A Common Stock, including 2,661,750 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C may be deemed to beneficially own an aggregate of 2,398,500 shares of Class A Common Stock, including 2,398,500 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Helen A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.
(c) No transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing.
(d) See Exhibit A.
(e) On April 1, 2010, upon transfer of all shares of the Issuer’s Class B Common Stock to Charles F. Dolan and Helen A. Dolan, each of the CFD 2008 GRAT #2, CFD 2009 GRAT #1, CFD 2009 GRAT #2, CFD 2009 GRAT #3, CFD 2010 GRAT #1, HAD 2009 GRAT #1, HAD 2009 GRAT #2 and HAD 2010 GRAT #1 ceased to be a beneficial owner of the Issuer’s securities and a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended by:
(1) adding the following paragraph after the end of the first paragraph thereof:
“As described in Item 4 above, on November 19, 2010, the Group Members entered into the 2nd A&R Class B Stockholders Agreement, which is filed as Exhibit 47 to this Schedule 13D, which amended and restated the A&R Class B Stockholders Agreement to make certain technical changes to the A&R Class B Stockholders Agreement.”,
(2) changing all references to the “A&R Class B Stockholders Agreement” and the “Class B Stockholders Agreement” following the paragraph added in clause (1) above to the “2nd A&R Class B Stockholders Agreement”, and
(3) amending the last sentence of the paragraph entitled “Transfers” to read in its entirety as follows:
“The foregoing requirement and the other transfer restrictions in the 2nd A&R Class B Stockholders Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any revocable trust or grantor retained annuity trust created by them.”

Item 7	Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:
Exhibit B.9: Joint Filing Agreement.
Exhibit C.2 Powers of Attorney for each of:
Charles F. Dolan Children Trust FBO Kathleen M. Dolan.
Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney.
Charles F. Dolan Children Trust FBO Marianne Dolan Weber.
Charles F. Dolan Children Trust FBO Patrick F. Dolan.

Charles F. Dolan Children Trust FBO Thomas C. Dolan
Charles F. Dolan Children Trust FBO James L. Dolan.
Charles F. Dolan 2009 Family Trust FBO James L. Dolan.
Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan.
Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan.
Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan.
Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber.
Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney.
Tara Dolan 1989 Trust.
Charles Dolan 1989 Trust.
Ryan Dolan 1989 Trust.
Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C.
Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C.
Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C.
Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C.
Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C.
Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C.
Exhibit 47: Second Amended and Restated Class B Stockholders Agreement, dated November 19, 2010.

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: November 19, 2010

CHARLES F. DOLAN, individually, and as Trustee of the Charles F. Dolan 2009 Revocable Trust, the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #3, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #1, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #6C, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #7C and the Charles F. Dolan 2010 Grantor Retained Annuity Trust #8C

*
Charles F. Dolan

HELEN A. DOLAN, individually, and as Trustee of the Helen A. Dolan 2009 Revocable Trust, the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1, the Helen A. Dolan 2009 Grantor Retained Annuity Trust #2, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #1, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #6C, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #7C and the Helen A. Dolan 2010 Grantor Retained Annuity Trust #8C

*
Helen A. Dolan

JAMES L. DOLAN, individually
/s/ James L. Dolan
James L. Dolan

THOMAS C. DOLAN, individually
/s/ Thomas C. Dolan
Thomas C. Dolan

PATRICK F. DOLAN, individually
*
Patrick F. Dolan

MARIANNE DOLAN WEBER, individually
*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually
*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trusts FBO Kathleen M. Dolan, Deborah Dolan-Sweeney, Marianne Dolan Weber, Patrick F. Dolan, Thomas C. Dolan and James L. Dolan, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

LAWRENCE J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan 2009 Family Trusts
*
Lawrence J. Dolan

DAVID M. DOLAN, not individually, but as a Trustee of the Charles F. Dolan 2009 Family Trusts
*
David M. Dolan

PAUL J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan
*
Paul J. Dolan

MATTHEW J. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
*
Matthew J. Dolan

MARY S. DOLAN, not individually, but as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and the Charles F. Dolan Children Trust FBO Patrick F. Dolan
*
Mary S. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact